March 17, 2006

Via facsimile to ((404) 572-6999) and U.S. Mail

F. Donald Nelms, Jr., Esq.
Powell Goldstein LLP
One Atlantic Center - Fourteenth Floor
1201 West Peachtree Street, NW
Atlanta, GA  30309

Re:	Yadkin Valley Company
      Revised Preliminary Schedule 14A
      Filed March 7, 2006
      File No. 000-28356

      Amended Schedule 13E-3
      Filed March 7, 2006
      File No. 005-54285

Dear Mr. Nelms:

      We have reviewed the above filings for compliance with Rule 13e-3 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.
Revised Preliminary Schedule 14A

Special Factors

Background of the Transaction - Introduction, page 6
1. Please disclose the substance of the last two sentences of your response to prior comment 5.

Background of the Transaction - Costs Associated with SEC
Regulations, page 6
2. Please disclose the substance of your response to prior comment
6.

Recommendation of the Board of Directors, page 14
3. We are unable to locate any revision that addresses the last sentence of prior comment 16. Please advise or revise.

Opinion of Independent Financial Advisor

Income Valuation Methodology - Going Private Premium Analysis,
page
23
4. We reissue comment 25 in part. Refer to the second sentence in the first paragraph after the table on page 24. Please clarify, if true, that the reference to a "review of certain transactions" is a reference to the transactions listed immediately above in the table.
If not, explain how and why Howe Barnes selected a subset of the listed transactions and list the subset.

Appendix B.  Opinion of Independent Financial Advisor
5. We reissue prior comment 30. It does not appear that your revisions addressed the issue noted in our prior comment.

*       *       *       *
      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.
      Please direct any questions to me at (202) 551-3619 or, in my absence, to Pam Carmody, Special Counsel, at (202) 551-3265. You may also contact us via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

					Sincerely,



					Daniel F. Duchovny
					Attorney-Advisor
					Office of Mergers & Acquisitions
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F. Donald Nelms, Jr., Esq.
Powell Goldstein LLP
March 17, 2006
Page 1



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